SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                  SCHEDULE 13D


                                Amendment No. 1


                         ISOTOPES SOLUTIONS GROUP, INC.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                    26831802
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                                 (CUSIP Number)


                                 Dennis Sheilds
                                15 Bayless Avenue
                            Port Washington, NY 11050
                                   516-944-450
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                               April 8, 2002
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             (Date of Event which Requires Filing of this Statement)


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      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

                                Page 1 of 8 Pages


CUSIP No. 26831802                 SCHEDULE 13D                Page 2 of 8 Pages
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Dennis Shields
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
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3     SEC USE ONLY


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4     SOURCE OF FUNDS*

      N/A
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

      N/A
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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
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


7.                      SOLE VOTING POWER

                        323,158                 ------------

8.  NUMBER OF           SHARED
     SHARES
  BENEFICIALLY          NONE
    OWNED BY            --------------------------------------------------------
      EACH         9    SOLE DISPOSITIVE POWER
    REPORTING
     PERSON             323,158
      WITH              --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        NONE
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      323,158
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      2.9%
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14    TYPE OF REPORTING PERSON*

      INDIVIDUIAL
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security and Issuer.

Common Stock ($.001 par value per share) of Isotopes Solutions Group, Inc., a New York corporation (the "Issuer"), whose principal executive offices are located at 700 Stewart Avenue, Garden City, New York 11530.

Item 2.  Identity and Background.

      (a)   Name: Dennis Shields

      (b)   Business Address:

                  Health Shield Capital Corp.
                  15 Bayless Avenue
                  Port Washington, NY  11050

      (c)   Principal Occupation:

                  President and Chief Executive Officer of health care receivables financing company

      (d)   Information required by Item 2(d): None

      (e)   Information required by Item 2(e): None

      (f)   Citizenship: United States of America

Item 3.  Source and Amount of Funds or Other Consideration.

         Not applicable


                                Page 3 of 8 Pages


Item 4.  Purpose of Transaction. Disposistion of securities of the issuer

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                                Page 4 of 8 Pages





                                Page 5 of 8 Pages





Item 5.  Interest in Securities of the Issuer.

      (a) The aggregate number of shares beneficially owned is 323,158 of 11,052,232 outstanding shares constituting 2.9%

      (b)   323,158 shares

      (c) Dennis Shields in connection with the dissolution of a partnership transferred 230,000 shares each to Lawrence W. Shields and Steve Rabonovici.

      (d)   Not applicable.

      (e)   April 8, 2002.

Item 6.  Nor Applicable


                                Page 6 of 8 Pages


7.  Material to be Filed as Exhibits. None


                                Page 7 of 8 Pages



Dated: April 15, 2002

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                                            /s/ Dennis Shields
                                            ------------------------------------